Exhibit 3.1

Amendment to the Bylaws of Precision Castparts Corp.

ARTICLE VIII of the Bylaws of Precision Castparts Corp. is hereby amended to add a new Section 8.3, as set forth below.

“8.3            FORUM FOR ADJUDICATION OF DISPUTES. Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Oregon Business Corporation Act, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the state of Oregon.”